Exhibit 99.2

NEWS RELEASE
December 19, 2006
Shares Issued and Outstanding: 55,575,715
TSX: MPV
AMEX: MDM

Mountain Province Provides Update on Gahcho Kué Diamond Project

C$30 million budget proposed for 2007 work program
Bulk sampling programs delayed until 2008

Toronto and New York, December 19, 2007 - Mountain Province Diamonds Inc. (TSX: MPV, AMEX: MDM) (“the Company”) today announced details of a C$30 million 2007 work program at the Gahcho Kué diamond project in Canada’s Northwest Territories. The focus of the work program, which will be managed by project operator De Beers Canada (“De Beers”), is to:

•	Conduct extensive core drilling at the Tuzo kimberlite pipe to more fully define the size, shape, geology, tonnage and grade of the pipe and to also upgrade the Tuzo resource;
•	Complete a review of the 2005 pre-feasibility tudy; and
•	Advance the Joint Venture’s applications for construction and operating permits.

As proposed, the 2007 core drilling program will comprise 26 drill holes over 8,400 meters broadly covering a 35 meter grid pattern over the Tuzo kimberlite pipe. Six drill holes will be sunk to 400 meters and 20 holes will be sunk to 300 meters. Quantitative sampling will be conducted every 10 meters for micro-diamond, geochemistry and petrology analysis.

Mountain Province has also been advised by De Beers that the Tuzo and 5034 North Lobe bulk sampling programs previously considered for 2007 have been delayed until 2008. No suitable drilling contractor was willing to undertake the large diameter drilling program during 2007. The Joint Venture is currently assessing the impact of this delay on the overall project schedule.

The Board of Mountain Province is deeply concerned by this further delay of the bulk sampling programs at the Gahcho Kué project. President and CEO, Patrick Evans, said: “Following on from the failure of the 2006 bulk sampling program, this further delay inhibits the Joint Venture’s ability to establish the diamond values for Tuzo and the North Lobe of 5034. This impedes our ability to more accurately establish the overall value of the Gahcho Kué diamond project and also increases the risk that the project development could be delayed”.

De Beers has also advised Mountain Province that:

1.
the Saskatchewan Research Laboratory has completed the micro-diamond processing of the remaining 2006 core samples and that the results will be provided to the Company before the end of December. Mountain Province will release these results as soon as they are received;

2.	the update of the Tuzo geological model that was expected in early 2007 will now be deferred until after receipt of the results of the proposed 2007 core drilling program;
3.	the review of the 2005 pre-feasibility study is progressing and that the results should be available by mid-2007; and<?xml:namespace prefix = o />
4.	work on the environmental permitting will resume following receipt of the decision of the Supreme Court of the Northwest Territories in the judicial review case, which is expected early in 2007.

Mountain Province also announced today that at the request of the Company De Beers entered into a standstill agreement in terms of which De Beers has undertaken not to acquire additional shares in Mountain Province or to make an unsolicited bid for the Company. The standstill agreement is effective until December 31, 2007. De Beers will be released from this obligation in the event that a third party makes an unsolicited bid for the Company. De Beers currently owns 3.1 million Mountain Province shares, which represents approximately 5.5 percent of the Company’s issued and outstanding shares.

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Located in Canada’s Northwest Territories, Gahcho Kué is the largest new diamond project under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kué is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Kué diamond mine is expected to produce approximately 3 million carats a year over 15 years.

Mountain Province Diamonds is a joint venture partner with De Beers Canada Inc and Camphor Ventures. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent. Mountain Province currently controls 33.5 percent of Camphor Ventures. De Beers is also the operator of the project and can be called on by the joint ventures partners to fund the project through to commercial production. By funding and completing a definitive feasibility study De Beers can increase its interest to 55 percent. Mountain Province and Camphor can call on De Beers to fully fund the capital for development of the Gahcho Kué mine in which event De Beers’ interest in the project will increase to 60 percent following commissioning and commencement of commercial production.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.
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FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-670-5114